Tobin & Tobin
A Professional Corporation
Keith A. Kandarian	500 Sansome Street
Direct (415) 772-9620	Eighth Floor
San Francisco, California 94111-3214
	Facsimile (415) 433-3883	Richard Tobin (1852-1887)
	(415) 433-1400	Robert Tobin (1875-1889)
	www.tobinlaw.com	Cyril R. Tobin (1905-1977)

March 1, 2005

Via EDGAR
and Federal Express

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549-0405

Re:	BellaVista Capital, Inc. Preliminary Proxy Statement on Schedule 14A filed February 18, 2005 SEC file no. 0-30507

Ladies and Gentlemen:

     On behalf of Jeffrey S. Black and Michael Johnson (the “Soliciting Shareholders”), we are filing pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with the Securities and Exchange Commission (the “Commission”) via EDGAR simultaneously Amendment No. 2 (“Amendment No. 2”) to the above-referenced Preliminary Proxy Statement on Schedule 14A, marked to show changes from the Preliminary Proxy Statement on Schedule 14A, Amendment No. 1 filed February 18, 2005.

     Set forth below are the Soliciting Shareholders’ responses to the Staff’s letter dated February 24, 2005 (the “Comment Letter”). For your convenience, each response is preceded by a numbered recitation of the related Comment Letter’s applicable numbered paragraph.

General

     The Company filed a definitive proxy statement on February 28, 2005, 14 calendar days before the scheduled shareholders’ meeting. As noted in our correspondence to you dated February 18, 2005, the Soliciting Shareholders are concerned that shareholders will not have sufficient time to consider competing proxy statements before the March 14, 2005 scheduled meeting.

Tobin & Tobin

Securities and Exchange Commission
March 1, 2005

     As discussed below, the Soliciting Shareholders also do not believe that management’s discussion has adequately resolved the uncertainty as to whether the proposed Shareholder Resolution is a proposal to liquidate the entire Company or simply a precatory resolution urging management to adopt a different business plan. Management now acknowledges that passage of the proposed Shareholder Resolution requires a majority vote of 50% or more of eligible shares at a meeting at which a quorum is present yet states that the Board will only consider itself bound if the Resolution passes by the higher standard of 66.67% of all outstanding shares.

     The Soliciting Shareholders have addressed what they perceive to be management’s inadequate disclosure by expanding their discussion, as indicated.

General

     1. We note that the company views the proposal as a proposal to liquidate the company. While there appears to be some uncertainty with regard to the affect of the proposal, what consideration was given to expanding the discussion to address the risks if this is deemed to be a vote to dissolve the company? Would the shareholders vote for such a resolution?

Response to Comment No. 1

     Management acknowledges that only an “affirmative vote of a majority of a quorum is necessary to take shareholder action on an advisory resolution such as the Proposal,” yet states that “the board will only consider itself bound to follow the approval of the Proposal if it is supported by at least two-thirds of the outstanding shares” because “a vote of at least two thirds of all outstanding shares is required to approve a proposal to dissolve and cause the liquidation of the Company.” (See the Company’s Definitive Proxy Statement, under the section entitled “Voting Rights”).

     In that section, management offers the following rationale to support their interpretation of the vote requirement associated with the proposed Resolution:

     “The presence, in person or by proxy, of shareholders representing 50% or more of the issued and outstanding stock entitled to vote constitutes a quorum for the transaction of business at the meeting. The affirmative vote of a majority of a quorum is necessary to take shareholder action on an advisory resolution such as the Proposal. As a vote of at least two thirds of all outstanding shares is required to approve a proposal to dissolve and cause the liquidation of the Company, and a majority of a quorum may represent as few as approximately 25% of the outstanding shares, the board will only consider itself bound to follow the approval of the Proposal if it is supported by at least two-thirds of the outstanding shares.”

Tobin & Tobin

Securities and Exchange Commission
March 1, 2005

     In the section entitled “Shareholder Proposal,” management describes how they intend to treat the proposal, as follows:

     “If fewer than two thirds of the outstanding shares vote in favor of the foregoing proposal, the Board will consider the results of the vote and either proceed to implement the current business plan or make such changes to the business plan as it deems appropriate in light of its fiduciary duty to all shareholders and the consensus of the shareholders expressed in the vote on the current proposal.”

     In effect, the management seems to regard the proposed Shareholder Resolution as something in the nature of a consensus poll to guide the Board.

     The Soliciting Shareholders believe management should have acknowledged that the Soliciting Shareholders do not interpret the Resolution as one calling for liquidation of the Company and that the Resolution itself, as proposed by the Soliciting Shareholders, is not binding on the Board even if the Resolution passes by a 50% or more majority of votes at a meeting at which a quorum is present. The Soliciting Shareholders have revised their discussion to address this issue.

     The Soliciting Shareholders have not expanded their discussion to address risks if the Resolution is deemed to be a vote to dissolve the Company, but have invited management to explain why they will not treat the proposed Resolution as it was intended—a shareholder proposal, urging the Board of Directors to adopt a different business plan; one designed to satisfy the goal of providing shareholders an opportunity to “exit the investment” without having to liquidate the Company.

     The Soliciting Shareholders respectfully submit that they have addressed risks relating to the Resolution, as they interpret its implications. To the extent management persists in adhering to a contrary interpretation, management should bear the responsibility for disclosure of risks and implications associated with their interpretation.

The Proposed Resolution

     2. With a view toward disclosure, please explain the bases for your belief that the company will be able to continue its business as a going concern if management is precluded from reinvesting in further real estate oriented investments.

Response to Comment No. 2

     The discussion has been expanded to disclose that the Soliciting Shareholders have not undertaken any analysis as to whether the Company would be able to continue its business as a going concern if management is precluded from

Tobin & Tobin

Securities and Exchange Commission
March 1, 2005

reinvesting in further real estate oriented investments. The discussion has also been expanded to clarify that the Soliciting Shareholders recognize that in the absence of the ability to use capital in the form of proceeds from the disposition of remaining assets, and in the absence of management’s ability to raise new capital to invest in additional real estate oriented investments, the Company will not be able to continue its business as a going concern.

     3. Please clarify how management’s decision to recapitalize, restructure or otherwise raise new capital relates to your proposal. It is unclear why you refer to these alternatives in your discussion of the company’s ability to utilize the “pipeline of investment opportunities.”

Response to Comment No. 3

     The discussion has been revised to delete the reference to the relation between the Company’s ability to utilize its “pipeline of investment opportunities” and any potential restructuring or financing alternatives.

Feasibility of the Proposed Plan

     4. Given your references to recapitalizing the Company to accomplish management’s investment objectives, please expand disclosure to discuss the feasibility of that and other plans such as restructuring or raising new capital. In your discussion, please be sure to explain how those financing plans would work given that your plan contemplates distributing cash proceeds from the sale of the Company’s remaining assets to creditors and shareholders.

Response to Comment No. 4

     The references to recapitalizing or restructuring the Company are intended to be illustrative of potential approaches to accomplishing management’s investment objectives, balanced with management’s intention to afford existing shareholders a way to “exit the investment” without liquidating the Company. The discussion has been expanded to clarify that the options mentioned were intended to illustrate options that management may consider, and that the Soliciting Shareholders have not undertaken to provide any analysis of the feasibility of any such financing alternatives.

Information Concerning the Soliciting Shareholders

     5. Expand to disclose the percentage of shares held by the soliciting shareholders.

Tobin & Tobin

Securities and Exchange Commission
March 1, 2005

Response to Comment No. 5

     The section entitled “Information Concerning the Soliciting Shareholders” has been completed to disclose the percentage of shares held by the Soliciting Shareholders.

     If you have any questions or would like further information, please do not hesitate to contact me at (415) 772-9620 (direct fax: 415 397-5578) or my colleagues, Eugene C. Payne III at (415) 772-9613 and Phillip R. Pollock at (415) 772-9679.

Very truly yours,

TOBIN & TOBIN

Keith A. Kandarian
Counsel to the
Soliciting Shareholders

Enclosure